February 22, 2013

VIA EDGAR (FILED AS CORRESPONDENCE)

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Applied Materials, Inc.
Form 10-K for the fiscal year ended October 28, 2012
Filed December 5, 2012
File No. 000-06920

Dear Mr. James:
Set forth below is the response of Applied Materials, Inc. (“Applied”) to the comment of the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated February 19, 2013 regarding Applied’s Form 10-K filed December 5, 2012. For your convenience, the staff’s comment is reprinted in bold.
Form 10-K for the Fiscal Year Ended October 28, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 34

1.
We note that you disclose non-GAAP results in the tables and discussions on pages 35, 39, 44, 46, 47, and 48. However, while the measures included in the tables follow a caption labeled “Non-GAAP Results,” the titles of the individual non-GAAP measures are the same as the comparable GAAP measures. Further, when you use the terms in your discussions following the tables, it is not clear whether you are referring to the GAAP measure, the non-GAAP measure, or both simultaneously. Please revise your presentation in future filings to comply with the guidance in Item 10(e)(ii)(E) of Regulation S-K, which requires that you do not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Mr. Martin James
Securities and Exchange Commission
February 22, 2013

In future filings, Applied will revise the presentation and titles of individual non-GAAP financial measures included in the tables and accompanying discussion in the manner requested by the staff’s comment. In light of the staff’s comment, Applied incorporated these changes in its report on Form 10-Q for the period ended January 27, 2013, filed on February 21, 2013 (see Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations). Applied believes that this presentation of non-GAAP measures is in compliance with Item 10(e)(1)(ii)(E) of Regulation S-K.

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As required by the Commission, Applied acknowledges that:

•	Applied is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Applied may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Applied understands the importance of, and is committed to complying with, the Commission’s regulations. Should you required additional information with respect to this response, or wish to discuss it further, please contact me at (408) 748-5338.

Sincerely,

/s/ George S. Davis
George S. Davis
Executive Vice President and Chief Financial Officer